Exhibit 99.10

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading Analytics Inc. – Restatement of Comparative Figures

EDMONTON, ALBERTA - (March 27, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan” or the “Company”) announces it has restated certain comparative figures for the year ended October 31, 2007.

The Company did not sufficiently accrue for consulting fees of $58,451 for services provided in fiscal 2007 but not invoiced and paid until the current year.  As a result, the Company restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and the consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007.  The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

Titan has also restated the comparative figures for a software development expense that was recognized in fiscal 2006.  In the 2006 fiscal year, the Company granted 4,500,000 common shares and 2,000,000 common share purchase warrants to two directors of the Company in exchange for the software being developed for the Company.  The common shares and common share purchase warrants are to be issued contingent on the Company achieving certain milestones.  This is a related party transaction subject to the measurement and disclosure requirements of CICA Section 3840 “Related Party Transactions”.  Section 3840 requires monetary related party transactions or non-monetary related party transactions that has commercial substance but is not in the normal course of operations to be measured at the exchange amount when the change in ownership interests in the item transferred or the benefit of a service provided is substantive and the exchange amount is supported by independent evidence.  Based on the requirements of Section 3840, the Company has determined the value recognized and expensed with respect to this transaction was not in fact supported by independent evidence as the issuance of the equity instruments in consideration for the software was conditional on the achievement of specified future milestones.  Accordingly, the Company has reversed the software development expense of $1,891,479, the fair value of the warrants of $316,479 and the fair value of the common shares of $1,575,000 as a prior period error.

	As Previously Reported $	Restatement $	As Restated $
As at October 31, 2007
Accounts Payable	274,173	58,451	332,624
Warrants	812,255	(316,479)	495,776
Contributed Surplus	2,119,682	(1,575,000)	544,682
Deficit	(11,920,584)	1,833,028	(10,087,556)

Year ended October 31, 2007
General and administrative	1,079,507	90,000	1,169,507
Research and development	1,331,369	(31,549)	1,299,820
Net loss and comprehensive loss	(2,521,187)	(58,451)	(2,579,638)

	As Previously Reported $	Restatement $	As Restated $

Year ended October 31, 2006
Software development	1,891,479	(1,891,479)	---
Net loss and comprehensive loss	(3,607,979)	1,891,479	(1,716,500)
Loss per share	(0.13)	0.07	(0.06)

The Company’s auditors have audited these restatements and agree with the restatements.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
T: (780) 438-1239
www.titantrading.com

Or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.